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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                            (Name of Subject Company)

                                   ---------

                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   455792 10 1
                      (CUSIP Number of Class of Securities)

                                 LIN JOHNSTONE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INDUSTRI-MATEMATIK INTERNATIONAL CORP.
                               901 Market Street
                                   Suite 475
                              Wilmington, DE 19801
                                 (302) 777-1608
                  (Name, address and telephone number of person
          authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:
                               MARVIN S. ROBINSON
                         TANNENBAUM DUBIN & ROBINSON, LLP
                           1140 AVENUE OF THE AMERICAS
                             NEW YORK, NEW YORK 10036
                                 (212) 302-2900

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.




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

     This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Industri-Matematik International Corp., a Delaware corporation ("Company"), filed with the Securities and Exchange Commission ("Commission") on November 12, 2002 ("Schedule 14D-9"), as amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on November 25, 2002, with respect to the offer made by STG OMS Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of STG OMS Ireland Limited, a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of Symphony Technology II-A, L.P., a limited partnership organized under the laws of the State of Delaware, to purchase all of the outstanding shares of Common Stock, par value $.01 per share, of the Company, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 12, 2002, and in the related Letter of Transmittal, as described in the Purchaser's Tender Offer Statement on Schedule TO, filed by the Purchaser with the Commission on November 12, 2002.

Item 4.  Solicitation or Recommendation

     (1) The penultimate paragraph under "-Background of the Offer" is replaced in its entirety with the following:

            "On November 1, 2002, the Company and Symphony reached agreement on substantially all major deal points. The Independent Committee held a meeting by telephone conference with legal counsel and Broadview which stated that based on its work, it would issue a fairness opinion at $.35 per share. The Independent Committee, after discussion, resolved to recommend that the Board approve the proposed merger. Thereafter, at a meeting held by teleconference on November 2, 2002, the Board met with the Company's legal counsel and financial consultants and discussed the key terms and conditions of the proposed transaction. Broadview orally presented its "fairness opinion" (the text of which had been previously reviewed by the Company and the manually signed copy of which was subsequently received by the Company's counsel on November 6, 2002) and the Independent Committee presented and reiterated its recommendation of the transaction to the Board. After discussion, the Board unanimously approved the transaction (Mr. Janeway was not present due to a scheduling conflict but subsequently consented to the action in writing) and directed Ms. Johnstone to finalize and enter into the agreement on behalf of the Company at a price of $.35 per share."


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              INDUSTRI-MATEMATIK
                                   INTERNATIONAL CORP.


Dated November 27, 2002       By:    /s/ Lin Johnstone
                                     _____________________________
                              Name:   Lin Johnstone
                              Title:  President and Chief
                                      Executive Officer